Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD069,

Subject to Completion, Dated January 29, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

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Broken and

Notes Based Upon a Basket of Currencies

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 29, 2007

Notes Based Upon a Basket of Currencies

Due 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Notes Based upon a Basket of Currencies (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, investors in these Notes are repaid a substantial portion of their investment at maturity. However, instead of paying periodic interest, the return on these Notes is paid at maturity and is based upon the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the European Union euro, the Japanese yen, the Australian dollar, the South African rand and the Brazilian real (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar without substantial risk to their initial investment. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. At maturity, you will receive an amount in cash equal to the sum of 95% of your initial investment in the Notes plus a Basket Return Amount, which will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the

Basket Currencies will lead to a lower return on your Notes.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 300% to 330% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than zero. The payment you receive at maturity will not be less than 95% of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate. However, because the maturity payment is determined by adding the Basket Return Amount to 95%, not 100%, of the principal amount of the Notes, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments without substantial risks to their initial investments but who are willing to forego current income.

■	Investors expecting substantial appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon a Basket of Currencies due 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because only 95% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee; however, because only 95% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Protection of Initial Investment:	95% if held to the Maturity Date
Pricing Date:	, 2007
Issue Date:	, 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately one year after the Issue Date
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$950 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than zero
Basket Return Percentage:	Will equal the sum of the Currency Return for each of the Basket Currencies, expressed as a percentage
Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies
Participation Rate:	Approximately 300% to 330% (to be determined on the Pricing Date)
Basket Currencies:	The European Union euro, the Japanese yen, the Australian dollar, South African rand and the Brazilian real
Starting Exchange Rate:	Each of the USD/EUR, USD/JPY, USD/ZAR, USD/AUD and USD/BRL Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/EUR, USD/JPY, USD/ZAR, USD/AUD and USD/BRL Exchange Rates on the Valuation Date
USD/EUR Exchange Rate:	The U.S. dollar/European Union euro exchange rate in the global spot foreign exchange market, expressed as the amount of European Union Euro per one U.S. dollar, calculated as 1 divided by the EUR/USD rate that is reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/JPY Exchange Rate:	The U.S. dollar/Japanese yen exchange rate in the global spot foreign exchange market , expressed as the amount of Japanese yen per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/AUD Exchange Rate:	The U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated as 1 divided by the AUS/USD reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/ZAR Exchange Rate:	The U.S. dollar/South African rand exchange rate in the global spot foreign exchange market, expressed as the amount of South African rand per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/BRL Exchange Rate:	The U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian real per on U.S. dollar, as determined by calculating the arithmetic average of the bid level and ask level reported by Reuters on Page “BRFR,” or any substitute page, at 5:00 p.m. (New York City time) on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Preservation of a Portion of Your Investment

On the Maturity Date, you will receive at least 95% of the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies. However, if you sell your Notes in the secondary market prior to maturity you will likely receive less than 95% of your initial investment, as the Notes are not principal-protected at all prior to maturity.

■	Diversification

The Notes are linked to the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Only Partial Protection of Your Investment

You are assured of receiving at least the principal amount of your Notes only if the Basket Return Percentage is greater than approximately 1.52% to 1.67% (to be determined on the Pricing Date). If the Basket Return Percentage is less than approximately 1.52% to 1.67% (to be determined on the Pricing Date), the amount you receive at maturity will be less than the principal amount of your Notes and could be as low as US$950 for each Note you hold, in which case your investment in the Notes will result in a loss. This will be true even if the value of one or more of the Basket Currencies has increased at one or more times during the term of the Notes, but the value of the Basket Currencies on the Valuation date is less than approximately 101.52% to 101.67% (to be determined on the Pricing Date) of the value of the Basket Currencies on the Pricing Date.

■	Basket Return Amount will be Offset

The amount you receive at maturity will be determined by adding the Basket Return Amount, if any, to 95%, not 100%, of the principal amount of the Notes. Even though the Basket Return Amount is expected to be 300% to 330% (to be determined on the Pricing Date) of a direct investment in the Basket Currencies, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than     %, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the European Union euro, the Japanese yen, the Australian dollar, the South African rand and the Brazilian real. Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the European Union euro, in the case of the USD/EUR Exchange Rate; the U.S. dollar and the Japanese yen, in the case of the USD/JPY Exchange Rate; the U.S. dollar and the Australian dollar, in the case of the USD/AUD Exchange Rate; the U.S. dollar and the South African rand in the case of the USD/ZAR Exchange Rate and the U.S. dollar and the Brazilian real in the case of the USD/BRL Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/AUD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Australian dollar (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket

Currency’s exchange rate means that the value of that currency has increased.

The European Union euro is the official currency of the European Monetary Union.

The Japanese yen is the official currency of Japan.

The Australian dollar is the official currency of the Commonwealth of Australia.

The South African rand is the official currency of the Republic of South Africa.

The Brazilian real is the official currency of the Federative Republic of Brazil.

We have obtained all information in this offering summary relating to the European Union euro, the Japanese yen, the Australian dollar, the South African rand and the Brazilian real and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/EUR Exchange Rate		USD/JPY Exchange Rate		USD/AUD Exchange Rate		USD/ZAR Exchange Rate		USD/BRL Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1.1637	1.1071	134.71	127.56	1.9728	1.8741	12.415	10.985	2.4625	2.2950
Second	1.1429	1.0087	133.48	119.47	1.8921	1.7382	11.356	9.697	2.8805	2.2650
Third	1.0352	0.9884	123.90	115.81	1.8968	1.7624	10.880	9.950	3.8725	2.8015
Fourth	1.0302	0.9531	125.51	118.52	1.8386	1.7640	10.523	8.570	3.9505	3.4740
2003
Quarter
First	0.9651	0.9046	121.69	116.84	1.7794	1.6226	9.050	7.865	3.6650	3.2610
Second	0.9350	0.8397	120.55	116.08	1.6706	1.4846	8.193	7.103	3.3135	2.8385
Third	0.9252	0.8579	120.55	110.78	1.5708	1.4684	7.750	6.931	3.0675	2.8155
Fourth	0.8760	0.7940	110.99	106.97	1.4725	1.3298	7.206	6.203	2.9475	2.8310
2004
Quarter
First	0.8245	0.7787	112.04	104.22	1.3631	1.2523	7.385	6.293	2.9645	2.7820
Second	0.8459	0.8087	114.51	103.68	1.4654	1.3041	7.035	6.136	3.2118	2.8755
Third	0.8326	0.8031	111.99	108.19	1.4524	1.3656	6.746	5.929	3.0782	2.8505
Fourth	0.8140	0.7333	111.35	102.08	1.3858	1.2631	6.608	5.618	2.8800	2.6530
2005
Quarter
First	0.7839	0.7427	107.57	102.05	1.3240	1.2525	6.360	5.654	2.7640	2.5665
Second	0.8311	0.7641	110.92	104.46	1.3342	1.2799	6.920	5.946	2.6588	2.3325
Third	0.8402	0.7973	113.51	109.16	1.3526	1.2903	6.865	6.255	2.4870	2.2140
Fourth	0.8569	0.8211	121.04	113.30	1.3808	1.3096	6.783	6.282	2.3800	2.1615
2006
Quarter
First	0.8460	0.8125	119.04	114.15	1.4186	1.3189	6.355	5.959	2.3364	2.1040
Second	0.8270	0.7736	118.69	109.76	1.3970	1.2888	7.427	5.961	2.3525	2.0555
Third	0.7997	0.7757	118.18	114.04	1.3479	1.2965	7.769	6.734	2.2244	2.1230
Fourth	0.7992	0.7495	119.78	114.90	1.3475	1.2644	7.881	6.930	2.2000	2.1310
2007
Quarter
First (through January 29)	0.7757	0.7535	121.94	118.63	1.2963	1.2563	7.316	6.915	2.1520	2.1280

The USD/EUR Exchange Rate, as calculated from the EUR/USD exchange rate appearing on Reuters page “FXBENCH2,” at 3:00 p.m. (New York City time) on January 29, 2007 was 0.7718.

The USD/JPY Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on January 29, 2007 was 121.94.

The USD/AUD Exchange Rate, as calculated from the AUD/USD exchange rate appearing on

Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on January 29, 2007 was 1.2963.

The USD/ZAR Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on January 29, 2007 was 7.316.

The USD/BRL Exchange Rate as determined by calculating the arithmetic average of the bid level and ask level reported by Reuters on Page “BRFR” at 5:00 p.m. (New York City time) January 29, 2007 was 2.1356.

Historical Graphs

The following graphs show the daily values of each of the USD/EUR, USD/JPY, USD/AUD, USD/ZAR and USD/BRL exchange rates in the period from January 1, 2001 through January 29, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: February 19, 2007

■ Issue Date: February 26, 2007

■ Principal amount: US$1,000 per Note

■ Starting Exchange Rate of the USD/EUR Exchange Rate: 0.760

■ Starting Exchange Rate of the USD/JPY Exchange Rate: 119.000

■ Starting Exchange Rate of the USD/AUD Exchange Rate: 1.260

■ Starting Exchange Rate of the USD/ZAR Exchange Rate: 7.000

■ Starting Exchange Rate of the USD/BRL Exchange Rate: 2.140

■ Participation Rate: 315%

■ Allocation Percentage: 20% for each Basket Currency

■ Maturity Date: February 26 2008

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to US$950 per Note. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than US$950 per Note.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Allocation Percentage.

	USD/ EUR	USD/ JPY	USD/ AUD	USD/ ZAR	USD/ BRL	Hypothetical Currency Return (1)					Hypothetical Basket Return Percentage (2)	Hypothetical Basket Return Amount (3)	Hypothetical Payment at Maturity (4)	Hypothetical Return on the Notes
						EUR	JPY	AUD	ZAR	BRL
1	0.7580	133.02	1.4838	8.3288	2.5169	0.0526%	-2.3563%	-3.5524%	-3.7966%	-3.5224%	-13.175%	$0.00	$950.00	-5.00%
2	0.7439	135.69	1.2209	8.2651	2.3490	0.4237%	-2.8050%	0.6206%	-3.6146%	-1.9533%	-7.3286%	$0.00	$950.00	-5.00%
3	0.7384	116.05	1.2724	9.1900	2.2264	0.5684%	0.4958%	-0.1968%	-6.2571%	-0.8075%	-6.1972%	$0.00	$950.00	-5.00%
4	0.7652	118.29	1.2898	6.6148	2.6751	-0.1368%	0.1193%	-0.4730%	1.1006%	-5.0009%	-4.3909%	$0.00	$950.00	-5.00%
5	0.8963	131.47	1.1912	6.3673	2.1279	-3.5868%	-2.0958%	1.0921%	1.8077%	0.1131%	-2.6698%	$0.00	$950.00	-5.00%
6	0.6838	99.78	1.4576	6.6719	2.3996	2.0053%	3.2303%	-3.1365%	0.9374%	-2.4262%	0.6103%	$19.22	$969.22	-3.08%
7	0.6858	105.03	1.3283	5.1286	2.8554	1.9526%	2.3479%	-1.0841%	5.3469%	-6.6860%	1.8773%	$59.13	$1,009.13	0.91%
8	0.7875	114.72	1.3410	7.8178	1.3858	-0.7237%	0.7193%	-1.2857%	-2.3366%	7.0486%	3.4220%	$107.79	$1,057.79	5.78%
9	0.7228	111.19	1.3490	6.5931	1.8282	0.9789%	1.3126%	-1.4127%	1.1626%	2.9140%	4.9554%	$156.10	$1,106.10	10.61%
10	0.6887	119.81	1.0861	6.5354	1.6233	1.8763%	-0.1361%	2.7603%	1.3274%	4.8290%	10.6569%	$335.69	$1,285.69	28.57%

(1)	Hypothetical Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%

(2)	Hypothetical Basket Return Percentage = Sum of Currency Return for USD/EUR, USD/JPY, USD/AUD, USD/ZAR and USD/BRL

(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x Participation Rate (315%)) and $0.

(4)	Hypothetical Payment at Maturity = US$950 + Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

A cash method U.S. holder generally will not be required to recognize income with respect to the Notes until the maturity of the Notes. Although there are no specific rules that provides for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the Notes prior to the date on which the amount of the contingent payment made with respect to the Notes becomes fixed. Any gain at maturity or upon the sale or other taxable disposition of a Note generally is expected to be treated as ordinary income.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters page “FXBENCH2” or “BRFR,” as applicable, or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.